

July 12, 2010

Mr. Wayne Anderson
President
US Natural Gas Corporation
33 6th Street South, Suite 600
St Petersburg, FL 33701

>   **Re: US Natural Gas Corporation**
>   **Item 4.01 Form 8-K**
>   **Filed April 22, 2010**
>   **File No. 333-154799**

Dear Mr. Anderson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We note that you amended your Form 10-K for the fiscal year ended December 31, 2009 to include an audit report issued by Michael T. Studer CPA P.C. ("Studer") dated February 11, 2010 on your financial statements for the year ended December 31, 2008. We also note that LGG & Associates, PC ("LGG") makes a reference, in its audit report dated April 15, 2010, to other auditors' report dated March 26, 2009 on your financial statements for the year ended December 31, 2008.

      a)   Please ask your current auditor to revise its reference to other auditors' work to ensure it is consistent with your filing.

      b)   We note that Studer's report makes no reference to the error corrected in the 2008 financial statements, which are disclosed in Note K to the consolidated financial statements, and that LGG's audit planning memo indicated they were relying on the predecessor auditor and on Studer with respect to the restatement of previously issued (such as, 2008) financial statements, which appears inconsistent with its current opinion. It should be clarified in both LGG's report and in Studer's report, if Studer audited the 2008 financial statements before the error corrections, as to which firm is taking responsibility for auditing the error corrections to the 2008 financial statements.

2.   We have considered LGG's response to comments two and three in our letter dated May 5, 2010 with respect to its audit plan for the audit of your financial statements for the fiscal year ended December 31, 2009. We also note the restatement to your financial statements for the fiscal year ended December 31, 2008 is primarily due to errors in the timing of recording your marketable equity securities transaction and in valuing your common stock issued for services. Please ask your auditor to explain to us why the accounting for your equity transactions was not identified as a risk to the audit when material errors were detected in the prior year.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief